Exhibit 99.1

Appendix 3Y

Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of Entity:	IMMUTEP LIMITED (ASX:IMM)

ACN:	009 237 889

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director:	Mr Grant Chamberlain

Date of Last Notice:	7 August 2019

Part 1 - Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Indirect

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Singing Frog Pty Ltd (as trustee for the Chamberlain and Scott Family Trust) Mr Chamberlain is a director and shareholder of Singing Frog Pty Ltd and a beneficiary of the family trust.

Date of change	3 October 2019

No. of securities held prior to change	1. 5,140,928 Fully Paid Ordinary shares in the name of Singing Frog Pty Ltd (as Trustee for the Chamberlain and Scott Family Trust) 2. 8,533,063 Performance Rights

Class	1. Ordinary Fully Paid Shares; and 2. Performance Rights

Number acquired	4,266,531 ordinary shares

+ See chapter 19 for defined terms.

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Appendix 3Y

Change of Director’s Interest Notice

Number disposed	4,266,531 Performance Rights

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation

Nil.

The Performance Rights were issued as remuneration for services as a director as Mr Chamberlain is taking his fees entirely in Performance Rights in lieu of cash and in accordance with the shareholder approval obtained at the Annual General Meeting held on 17 November 2017.

No amount is payable upon exercise of the Performance Rights for shares after vesting.

No. of securities held after change	1. 9,407,459 Fully Paid Ordinary shares in the name of Singing Frog Pty Ltd (as Trustee for the Chamberlain and Scott Family Trust) 2. 4,266,532 Performance Rights

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	4,266,531 ordinary shares were acquired upon exercise of the 2nd tranche of Performance Rights approved at the AGM on 17 November 2017. One ordinary fully paid share was acquired for each Performance Right that vested.

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract

Nature of interest

Name of registered holder (if issued securities)

Date of change

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed

Interest acquired

Interest disposed

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation

Interest after change

+ See chapter 19 for defined terms.

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Appendix 3Y

Change of Director’s Interest Notice

Part 3 - +Closed Period

Were the interests in the securities or contracts detailed above traded during a +closed period where prior written clearance was required?	No

If so, was prior written clearance provided to allow the trade to proceed during this period?

If prior written clearance was provided on what date was this provided?

Date: 4 October 2019

+ See chapter 19 for defined terms.

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